Exhibit 99.1

Polyrizon Files for U.S. Patent Application to Expand IP Moat Around Intranasal Drug-Delivery Platform

A new patent application covers Polyrizon’s proprietary mucoadhesive platform and its potential applications in nasal drug delivery.

Raanana, Israel, Oct. 05, 2026 (GLOBE NEWSWIRE) --  Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a clinical-stage biotechnology company specializing in the development of innovative intranasal hydrogels, today announced that it has filed a new U.S. divisional patent application with the United States Patent and Trademark Office (USPTO), further expanding the Company’s intellectual property portfolio relating to its proprietary mucoadhesive technology.

The divisional application, titled “Mucoadhesive Polymers for Nasal Drug Delivery,” was assigned U.S. Patent Application No. 19/823,285.

The new application is part of Polyrizon’s broader patent family covering its proprietary mucoadhesive polymer technology. The technology is based on polymeric compositions designed for application to mucosal surfaces and capable of forming a continuous and durable layer upon contact with mucosal tissue.

The underlying technology is designed to support a range of potential applications, including the use of mucoadhesive formulations as a platform for the local or systemic delivery of therapeutic agents through mucosal tissues, including the nasal mucosa. The patent family describes the potential incorporation of therapeutic active ingredients into the mucoadhesive compositions, providing a technological foundation for the development of intranasal drug delivery systems.

The divisional filing enables Polyrizon to pursue additional patent protection for distinct aspects and applications of its technology while maintaining its connection to the Company’s existing U.S. patent family.

Tomer Izraeli, Chief Executive Officer of Polyrizon, commented: “This new U.S. patent filing represents another step in strengthening the intellectual property foundation supporting our intranasal technology platform. We believe our mucoadhesive technology has potential beyond stand-alone barrier applications, particularly as a platform for delivering therapeutic agents through the nasal mucosa. Pursuing additional  patent protection for these applications is an important part of our strategy as we continue to explore the broader potential of our technology.”

Polyrizon continues to develop its proprietary mucoadhesive technology for both stand-alone intranasal products and potential drug delivery applications. The Company believes the ability of its platform to provide prolonged interaction with mucosal surfaces may offer opportunities for the development of new approaches to local and systemic intranasal delivery.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential applications of its mucoadhesive technology, including as a platform for the local or systemic delivery of therapeutic agents through mucosal tissues; the potential benefits and opportunities associated with prolonged interaction with mucosal surfaces; the Company’s ability to obtain additional patent protection for its technology; and the Company’s plans to continue developing and exploring applications of its technology. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com